Filed Pursuant to Rule 433 Registration No. 333-265158 Fact Sheet | February 18, 2025
AutoCallable Contingent Coupon Notes
Issuer:
Barclays Bank PLC
Tenor:
Approximately 2.5 years
Reference Assets:
The Common Stock of Apple Inc. (Bloomberg ticker: “AAPL <Equity>”), the Common Stock of Amazon.com, Inc. (Bloomberg ticker: “AMZN <Equity>”) and the Common Stock of NVIDIA Corporation (Bloomberg ticker: “NVDA <Equity>”) (each, a 'Reference Asset')
Barrier Value:
For each Reference Asset, 70.00% of its Initial Value
Coupon Barrier Value:
For each Reference Asset, 70.00% of its Initial Value
Contingent Coupon Amount:
$53.50 per quarter (based on 21.40% per annum rate), to be determined on the Initial Valuation Date.
Physical Delivery Amount and Fractional Share Amount:
For each Reference Asset, (a) the Physical Delivery Amount is a number of shares of such Reference Asset equal to $1,000 divided by the Initial Value, rounded down to the nearest whole number and (b) the Fractional Share Amount is equal to the number of fractional shares resulting from dividing $1,000 by the Initial Value.
Selected Structure Definitions
Automatic Call:
The notes cannot be redeemed for approximately the first three months after the Issue Date. If, on any Call Valuation Date, the Closing Value of each Reference Asset is greater than or equal to its Call Value, the notes will be automatically redeemed and you will receive a cash payment per $1,000 principal amount of notes on the related Call Settlement Date equal to the Redemption Price. No further amounts will be payable on the notes after the Call Settlement Date.
Contingent Coupons and Unpaid Coupon Amounts:
If the Closing Value of each Reference Asset on an Observation Date is greater than or equal to its respective Coupon Barrier Value, a Contingent Coupon will become payable on the related Contingent Coupon Payment Date.
If a Contingent Coupon does not become payable with respect to an Observation Date (i.e., because the Closing Value of any Reference Asset on such Observation Date is less than its respective Coupon Barrier Value), the Contingent Coupon that would have otherwise been payable with respect to such Observation Date will become an “Unpaid Coupon Amount”
On each Contingent Coupon Payment Date, if a Contingent Coupon is payable on such date, you will receive:
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the Contingent Coupon that is payable on such Contingent Coupon Payment Date; plus
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any Unpaid Coupon Amounts that have not already been paid on a previous Contingent Coupon Payment Date
If a Contingent Coupon is not payable with respect to an Observation Date, you will not receive a Contingent Coupon on the related Contingent Coupon Payment Date, nor will you receive any Unpaid Coupon Amounts that accrued on any prior Observation Date
Payment at Maturity:
If the Notes are not redeemed prior to scheduled maturity, and if you hold the Notes to maturity, you will receive on the Maturity Date a cash payment per $1,000 principal amount of notes (in addition to any Contingent Coupon and/or Unpaid Coupon Amounts that may be payable on such date) equal to:
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If the Final Value of the Least Performing Reference Asset is greater than or equal to its Barrier Value, $1,000 per $1,000 principal amount note
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If the Final Value of the Least Performing Reference Asset is less than its Barrier Value and we have not elected to exercise our physical settlement option, an amount calculated as follows:
$1,000 + [$1,000 × Reference Asset Return of the Least Performing Reference Asset]
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If (a) the Final Value of the Reference Asset is less than the Barrier Value and (b) we have elected to exercise our physical settlement option, you will receive, per $1,000 principal amount Note, (i) an amount of shares of the Reference Asset equal to the Applicable Physical Delivery Amount and (ii) a cash payment equal to the Applicable Fractional Share Amount multiplied by the Final Value of the Reference Asset
If the Final Value of the Least Performing Reference Asset is less than its Barrier Value, you will be fully exposed to the decline of the Least Performing Reference Asset from its Initial Value. In such an event, if we elect to exercise our physical settlement option, the market value of the shares that you receive may be less than the amount of cash that you would have received had we not elected to exercise such option. You may lose up to 100.00% of the principal amount of your notes at maturity.
Redemption Price:
$1,000 per $1,000 principal amount note that you hold, plus (i) the Contingent Coupon that will otherwise be payable on the Call Settlement Date and (ii) any Unpaid Coupon Amounts that have accrued but have not yet been paid.
All terms that are not defined in this fact sheet shall have the meanings set forth in the accompanying preliminary pricing supplement dated February 18, 2025 (the 'Pricing Supplement'). All terms set forth or defined herein, including all prices, levels, values and dates, are subject to adjustment as described in the accompanying Pricing Supplement. In the event that any of the terms set forth or defined in this fact sheet conflict with the terms as described in the accompanying Pricing Supplement, the terms described in the accompanying Pricing Supplement shall control.

Hypothetical Payment at Maturity
CUSIP / ISIN:
06744ERC3 / US06744ERC39
Initial Value:
The Closing Value of the Reference Assets on the Initial Valuation Date.
Final Value:
The Closing Value of the Reference Assets on the Final Valuation Date.
Initial Valuation Date:
February 20, 2025
Issue Date:
February 25, 2025
Final Valuation Date:
August 20, 2027
Maturity Date:
August 25, 2027
The notes are not suitable for all investors. You should read carefully the accompanying Pricing Supplement (together with all documents incorporated by reference therein) for more information on the risks associated with investing in the notes. Any payment on the notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power, as further described in the accompanying Pricing Supplement.

Fact Sheet | February 18, 2025
AutoCallable Contingent Coupon Notes
Summary Characteristics of the Notes
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Commissions—Barclays Capital Inc. will receive commissions from the Issuer of up to 2.00% of the principal amount of the notes, or up to $20.00 per $1,000 principal amount. Please see the accompanying Pricing Supplement for additional information about selling concessions, commissions and fees.
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Estimated Value Lower Than Issue Price—Our estimated value of the notes on the Initial Valuation Date is expected to be between $949.60 and $969.60 per Note. Please see “Additional Information Regarding Our Estimated Value Of The Notes” in the accompanying Pricing Supplement for more information.
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Potential for Significant Loss—The notes differ from ordinary debt securities in that the Issuer will not necessarily repay the full principal amount of the notes at maturity. You may lose some or all of your principal if the notes are not redeemed, and the Final Value of any Reference Asset is less than its Barrier Value. You may lose up to 100.00% of your principal amount.
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Potential Return is Limited to the Contingent Coupons, if Any—The potential positive return you may receive on the notes is limited to the Contingent Coupons, if any, that may be payable during the term of the notes whether paid as Contingent Coupons on the Contingent Coupon Payment Date following an Observation Date or as Unpaid Coupon Amounts on a subsequent Contingent Coupon Payment Date. It is possible that you will not receive any Contingent Coupons during the term of the notes.
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Early Redemption and Reinvestment Risk—If the notes are redeemed, you will not receive any additional payments on the notes and you may not be able to reinvest any amounts received in a comparable investment with a similar level of risk and yield.

Summary Risk Considerations
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Credit of Issuer—The notes are unsecured and unsubordinated debt obligations of the Issuer and are not, either directly or indirectly, an obligation of any third party. In the event the Issuer were to default on its obligations, you may not receive any amounts owed to you, including any repayment of principal, under the terms of the notes.
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U.K. Bail-In Power—Each holder and beneficial owner of notes acknowledges, accepts, and agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority, which may be exercised so as to result in you losing all or a part of the value of your investment in the notes or receiving a different security from the notes that is worth significantly less than the notes. Please see “Consent to U.K. Bail-In Power” in the accompanying Pricing Supplement for more information.
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Historical Performance—The historical performance of the Reference Assets is not an indication of the future performance of the Reference Assets over the term of the notes.
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Conflict of Interest—In connection with our normal business activities and in connection with hedging our obligations under the notes, we and our affiliates play a variety of roles in connection with the notes, including acting as calculation agent and as a market-maker for the notes. In each of these roles, our and our affiliates’ economic interests may be adverse to your interests as an investor in the notes.
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Lack of Liquidity—The notes will not be listed on any securities exchange. There may be no secondary market for the notes or, if there is a secondary market, there may be insufficient liquidity to allow you to sell the notes easily.
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Tax Treatment—Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your tax situation.
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Physical Settlement—You may under certain circumstances receive shares of the Least Performing Reference Asset at maturity. If we exercise our physical settlement option, the market value of the shares that you receive may be less than the amount of the cash payment that you would have received had we not exercised such option due to fluctuations in the value of such Reference Asset during the term of the notes.

In addition to the summary risks and characteristics of the notes discussed under the headings above, you should carefully consider the risks discussed under the heading “Selected Risk Considerations” in the accompanying Pricing Supplement and under the heading “Risk Factors” in the accompanying prospectus supplement.
Other Information
This fact sheet is a general summary of the terms and conditions of this offering of notes. The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering of notes. Before you invest, you should read carefully the full description of the terms and conditions of, and risks associated with investing in, the notes contained in the Pricing Supplement as well as the information contained in the accompanying prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement. The Pricing Supplement, as filed with the SEC, is available at the following hyperlink:
https://www.sec.gov/Archives/edgar/data/312070/000191870425002655/form424b2.htm
You may access the prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement by clicking on the respective hyperlink for each document included in the Pricing Supplement under the heading “Additional Documents Related To The Offering Of The Notes,” or by requesting such documents from the Issuer or any underwriter or dealer participating in this offering. We strongly advise you to carefully read these documents before investing in the notes.
You may revoke your offer to purchase the notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to the Initial Valuation Date. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase of the notes. You may choose to reject such changes, in which case we may reject your offer to purchase the notes.